UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (Registration Statement No. 333-172122), Registration Statements on Form S-8 (Registration Statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820) and its Shelf Prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit No.	Description
99.1	Annual Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008
99.2	Operating and Financial Review and Prospects for the year ended December 31, 2010
99.3	Consent of Brightman Almagor Zohar & Co.
99.4	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008
99.5	Consent of Colliers International
99.6	Consent of SHM Smith Hodgkinson (Romania) srl
99.7	Consent of Financial Immunities Ltd.
99.8	Consent of Financial Immunities Ltd.
99.9	Consent of Financial Immunities Ltd.
99.10	Consent of Financial Immunities Ltd.
99.11	Consent of Financial Immunities Dealing Room Ltd.
99.12	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.13	Consent of Financial Immunities Dealing Room Ltd.
99.14	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.15	Consent of Giza Zinger Even
99.16	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.17	Consent of Giza Zinger Even
99.18	Consent of Giza Zinger Even
99.19	Consent of Giza Zinger Even
99.20	Consent of Tavor Economic Consultants Ltd.
99.21	Consent of King Sturge Kft
99.22	Consent of Giza Zinger Even
99.23	Consent of Giza Zinger Even
99.24	Consent of Giza Zinger Even
99.25	Consent of KPMG Hungaria Kft

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2011	ELBIT IMAGING LTD. By: /s/ Shimon Yitzhaki Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008
99.2	Operating and Financial Review and Prospects for the year ended December 31, 2010
99.3	Consent of Brightman Almagor Zohar & Co.
99.4	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008
99.5	Consent of Colliers International
99.6	Consent of SHM Smith Hodgkinson (Romania) srl
99.7	Consent of Financial Immunities Ltd.
99.8	Consent of Financial Immunities Ltd.
99.9	Consent of Financial Immunities Ltd.
99.10	Consent of Financial Immunities Ltd.
99.11	Consent of Financial Immunities Dealing Room Ltd.
99.12	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.13	Consent of Financial Immunities Dealing Room Ltd.
99.14	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.15	Consent of Giza Zinger Even
99.16	Consent of BDO Ziv Haft Consulting and Management Ltd.
99.17	Consent of Giza Zinger Even
99.18	Consent of Giza Zinger Even
99.19	Consent of Giza Zinger Even
99.20	Consent of Tavor Economic Consultants Ltd.
99.21	Consent of King Sturge Kft
99.22	Consent of Giza Zinger Even
99.23	Consent of Giza Zinger Even
99.24	Consent of Giza Zinger Even
99.25	Consent of KPMG Hungaria Kft